

February 10, 2011

Frederick Larcombe
Chief Financial Officer
iBio, Inc.
9 Innovation Way, Suite 100
Newark, DE 19711

> **Re: iBio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1 on Form S-3**
> **Filed January 27, 2011**
> **File No. 333-171315**

Dear Mr. Larcombe:

We have reviewed your amended filing and your response letter each dated January 27, 2011 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments.

General

1. We note your statement in your response to our prior comment 1 that "The Company has encouraged Messrs. Kay and DeSantis to make some of their holdings available for purchase by others and has involved the option holders, affiliates of the placement agent in the Company's recent private offering, to facilitate an efficient distribution of the shares to a variety of other investors particularly including institutional investors." Based on your response, it appears that this transaction is a primary distribution by or on behalf of the company. Accordingly, please revise your filing to register the shares on a form on which you are eligible to conduct a primary offering and identify each of Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Investments, LLC as underwriters. Alternatively, please remove Kobus Investments, LLC and BioMed Investments, LLC and their associated shares from the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:    Andrew Abramowitz, Esq.
       Andrew Abramowitz, PLLC
       565 Fifth Avenue, 9th Floor
       New York, NY  10017